SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D
                             (Rule 13d-101)

                Under the Securities Exchange Act of 1934
                           (Amendment No. ______)


                               MED GEN, INC.
--------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------
                         (Title of Class of Securities)

                                58401X-2-09
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                              (CUSIP Number)

                         Paul Mitchell, President
                               Med Gen, Inc.
                    7284 W. Palmetto Park Road, Suite 106
                   Boca Raton, Florida 33433 (561) 750-1100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 5, 2003
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          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 5 Pages)


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                                    13D

CUSIP NO.58401X-20-9         Page 2 of 5 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
        Above Persons

        Paul Mitchell - SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group
                                                               (a)     [ ]
                                                               (b)     [ ]
3.	SEC Use Only

4.	Source of Funds

        SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                          [ ]


6.	Citizenship or Place of Organization

        Paul Mitchell - United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

             108,125


8.	Shared Voting Power

             20,575

9.	Sole Dispositive Power

             108,125


10.	Shared Dispositive Power

             20,575


11.	Aggregate Amount Beneficially Owned by Each Reporting Person

             108,125

12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares
                                                                       [ ]

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CUSIP NO. 58401X-20-9         Page 3 of 5 Pages


13.	Percent of Class Represented by Amount of Row (11): 32.63%

14.	Type of Reporting Person: IN

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida 33433; telephone (561) 750-1100.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by Paul Mitchell on behalf of himself.

     (b) Paul Mitchell has his principal business and office address at 7284 W. Palmetto Park Road, Suite 106, Boca Raton, Florida 33433.

     (c) Paul Mitchell's principal occupation is CEO of Med Gen, Inc. He is employed by Med Gen, Inc.

     (d) During the last five years, Paul Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Paul Mitchell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Paul Mitchell is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4., Purpose of Transaction, below.



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CUSIP NO. 58401X-20-9      Page 5 of 5 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

On 9/10//01 the Board of Directors of Med Gen passed a resolution granting Paul Mitchell the right to purchase 100,000 shares of the common stock of Med Gen. These shares underlying the options were registered on Form S-8, as filed in April 2002. Mr. Mitchell exercised the cashless option on 5/01/03 to purchase the 100,000 shares and has not sold any of these shares as of the date of this filing.

ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

Paul Mitchell is the direct owner of 108,125 shares, or 32.63% of Med Gen's issued and outstanding common stock. Paul Mitchell has not effected any transactions with respect to the common stock of Med Gen within the past 60 days except as set forth herein. No person or entity other than Paul Mitchell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Paul Mitchell.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MED GEN

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Med Gen, Inc.


                                  By:  /s/Paul Mitchell
                                     ----------------------------------
                                     Paul Mitchell,
                                     Title: President



                                     /s/Paul Mitchell
                                     ----------------------------------
                                     Paul Mitchell, Individually


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